

April 4, 2013

Via E-mail
Mr. Joseph V. Taranto
Chairman and Chief Executive Officer
Everest Re Group, Ltd.
Wessex House—2nd Floor
45 Reid Street
PO Box HM 845
Hamilton HM DX, Bermuda

> **Re:** **Everest Re Group, Ltd.**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed March 1, 2013**
> **File No. 001-15731**

Dear Mr. Taranto:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

<u>General</u>

1. We note that in Part III you incorporate by reference certain information from your definitive proxy statement for your 2013 annual meeting of shareholders. Please note that we will be unable to complete our review of your Form 10-K until such time as you have filed and we have reviewed the information required in Part III, at which time, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Financial Summary
Income Tax Expense (Benefit), page 49

2. Please provide us proposed disclosure to be included in future periodic reports that explains the relationship between pre-tax income (loss) for your US and non-US operations and the corresponding underwriting gains (losses) for your operating segments for each period presented. For example, your US Reinsurance and Insurance segments produced combined underwriting losses of $97.8 million in 2012 and $200.4 million in 2011, while you reported US pre-tax income of $432.3 million and US pre-tax losses of $395.2 million in these years, respectively. Include an explanation of how the reconciling items disclosed on page F-49 were allocated in your determination of pre-tax income (loss) for your US and non-US operations and the factors underlying changes in this allocation process for each period presented. Also, provide us proposed disclosure that explains the trends and expected future trends in pre-tax income (loss) for your US and non-US operations.

Notes to Consolidated Financial Statements
15. Dividend Restrictions and Statutory Financial Information, page F-41

3. Please provide us the following information as proposed disclosure to be included in future periodic filings:

    •   Disclose the amount of statutory capital and surplus necessary to satisfy regulatory requirements if significant in relation to the entity's statutory capital and surplus, as required under ASC 944-505-50-1b. If not significant, clarify in the disclosure.
    •   Disclose the amounts of restricted net assets of subsidiaries as of December 31, 2012 or tell us how your current disclosure meets the objective of Rule 4-08(e) (3) (ii) of Regulation S-X.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

    •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
    •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Scot Foley, Staff Attorney, at (202) 551-3383 or Jeffrey Riedler, Assistant Director, at (202) 551-3715 with questions on comment one. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant